

Marlo Giudice

CEO & Founder, Marlo's Bakeshop

San Francisco, California

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 Marlo's Bakeshop

🟪 New York University

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👥 500+ connections

Highly motivated and effective individual contributor and team player. I thrive on multi-tasking and delivering exceptional results (and gourmet cookies) to customers while both fostering & maintaining great relationships with internal resources and vendor partners alike. My background in writing and s...

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Activity

1,074 followers

So honored & excited to be in the company of 99 AMAZING women wh…
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amazing! congrats on the launch!
Marlo commented

We're celebrating @marlosbakeshop 's 5th birthday by offering 50% off our …
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31 Likes • 5 Comments

that would be great, thanks Mark!
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Experience



CEO/Founder

Marlo's Bakeshop

Sep 2012 – Present · 6 yrs 1 mo

San Francisco

As the founder & CEO of Marlo's Bakeshop I am at the helm of the organization developing and executing all Operations, Marketing & Sales programs.

Marlo's products are available in over 800 retail locations, including banner accounts such as Dean & DeLuca, Bed, Bath & Beyond, Harry & David & SamsClub.com.

Through extensive recipe development, I expanded our core product offering from one to five distinctive, allergy-friendly flavors since founding the company. I have assembled ... See more

 **Marin Software**
2 yrs 4 mos

Sr. Relationship Manager
Jun 2013 – Aug 2013 · 3 mos
San Francisco

Agency Relationship Manager
May 2011 – May 2013 · 2 yrs 1 mo
San Francisco Bay Area

* Responsible for the management and retention of digital ad agency accounts spending $1M+
monthly on paid search, social & display campaigns
* Driving projects to increase interdepartmental efficiencies & improve client relations

 **Strategic Accounts Manager**

Yodle, Inc

Mar 2010 – May 2011 · 1 yr 3 mos
Daily implementation & management of Pay Per Click campaigns, search engine optimization, &
display advertising efforts for strategic, high budget and test segment clients.

Facilitating the growth of these accounts and greater relationships through tactical... See more

 **National Interactive Marketing Specialist**

Yodle, Inc

Jan 2009 – Oct 2009 · 10 mos
Managed digital marketing campaigns for national franchises and corporations including over
40 individual locations of each Senior Helpers® & Two Men And A Truck®, among others.

Optimized clients' advertising strategies while upholding highest standards of servi... See more

 **Interactive Marketing Specialist**

Yodle, Inc.

Aug 2008 – Jan 2009 · 6 mos
Managed portfolio of over 150 local Search Engine Marketing campaigns for small & medium
sized businesses.

Participated in many Tiger Team initiatives to develop and roll out new product feat... See more

Education

 **New York University**

Bachelor of Arts, Journalism and French

2004 – 2008



